Exhibit 5.1

767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

December 3, 2015

General Electric Company

3135 Easton Turnpike

Fairfield, CT 06828

Ladies and Gentlemen:

We have acted as counsel to General Electric Company, a New York corporation (the “Company”), in connection with the issuance by the Company of 2,777,625 shares (the “Series A Shares”) of Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series A, par value, $1.00 per share (“Series A”), 2,072,525 shares (the “Series B Shares”) of Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series B, par value, $1.00 per share (“Series B”) and 1,094,100 shares (the “Series C Shares,”) of Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series C, par value $1.00 per share (“Series C,” and together with Series A and Series B, the “Preferred Stock”). The Series A Shares, the Series B Shares and the Series C Shares shall be collectively referred to as the “Shares.”

In so acting, we have examined originals or copies (certified or otherwise identified to our satisfaction) of: (i) the Restated Certificate of Incorporation of the Company; (ii) the Amended and Restated Bylaws of the Company; (iii) the Certificate of Amendment to the Company’s Restated Certificate of Incorporation, as filed with the Secretary of State of the State of New York designating the Preferred Stock; (iv) the forms of certificates evidencing each series of the Preferred Stock of the Company; and (v) such other corporate records, agreements, documents and other instruments, and such other certificates or comparable documents of public officials and of officers and representatives of the Company, and have made such inquiries of such officers and representatives, as we have deemed relevant and necessary as a basis for the opinion hereinafter set forth.

In such examination, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies and the authenticity of the originals of such latter documents. As to all questions of fact material to this opinion that have not been independently established, we have relied upon certificates or comparable documents of officers and representatives of the Company.

Based on the foregoing, and subject to the qualifications stated herein, we are of the opinion that, the Shares are validly issued, fully paid and non-assessable.

General Electric Company

The opinion expressed herein is limited to the corporate laws of the State of New York and we express no opinion as to the effect on the matters covered by this letter of the laws of any other jurisdiction.

We hereby consent to the filing of this letter as an exhibit to a Current Report on Form 8-K filed by the Company and to the incorporation of this letter by reference into the Registration Statement on Form S-3 (File No. 333-186882) (as amended, the “Registration Statement”) and to the reference to our firm under the caption “Validity of the New Preferred Stock” in the Prospectus Supplement, dated December 1, 2015, to the Prospectus, dated February 26, 2013, which is a part of the Registration Statement. In giving such consent we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Securities and Exchange Commission.

Very truly yours,

By:	/s/ Weil, Gotshal & Manges LLP
Name: Weil, Gotshal & Manges LLP